Unaudited interim condensed consolidated financial statements as at September 30, 2025
Valneva SE

I.	Unaudited Interim Consolidated Statement of Profit or Loss and Comprehensive Income

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Nine months ended September 30,
in € thousand	2025	2024
Product sales	119,397	112,475
Other revenues	7,574	4,162
REVENUES	126,971	116,637
Cost of goods and services	(71,068)	(71,306)
Research and development expenses	(59,729)	(48,567)
Marketing and distribution expenses	(28,616)	(35,718)
General and administrative expenses	(29,524)	(32,554)
Gain from sale of Priority Review Voucher, net	—	90,833
Other income and expenses, net	8,020	14,890
OPERATING PROFIT/(LOSS)	(53,945)	34,214
Finance income	1,873	1,316
Finance expenses	(17,257)	(17,713)
Foreign exchange gain/(loss), net	6,290	3,045
PROFIT/(LOSS) BEFORE INCOME TAX	(63,040)	20,862
Income tax benefit/(expense)	(2,133)	3,878
PROFIT/(LOSS) FOR THE PERIOD	(65,173)	24,740

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	(0.39)	0.18
Diluted	(0.39)	0.17

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

	Nine months ended September 30,
in € thousand	2025	2024
PROFIT/(LOSS) FOR THE PERIOD	(65,173)	24,740
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	720	612
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	24	(10)
Other comprehensive income/(loss) for the period, net of tax	744	602
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	(64,429)	25,342

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Unaudited interim condensed consolidated financial statements as at September 30, 2025
Valneva SE

II.	Unaudited Interim Condensed Consolidated Statement of Financial Position

in € thousand	September 30, 2025	December 31, 2024
ASSETS
Non-current assets	179,900	201,020
Intangible assets	23,073	25,258
Right of use assets	18,670	19,232
Property, plant and equipment	123,396	138,883
Deferred tax assets	7,339	9,605
Other non-current assets	7,424	8,041
Current assets	268,329	299,012
Inventories	64,290	53,663
Trade receivables	20,077	35,205
Other current assets	40,499	41,874
Cash and cash equivalents	143,462	168,271
TOTAL ASSETS	448,229	500,032

EQUITY
Share capital	25,778	24,378
Share premium	672,420	647,600
Other reserves	81,380	73,203
Retained earnings/(Accumulated deficit)	(563,928)	(551,682)
Profit/(Loss) for the period	(65,173)	(12,247)
TOTAL EQUITY	150,477	181,253
LIABILITIES
Non-current liabilities	147,271	204,199
Borrowings	108,889	166,521
Lease liabilities	25,447	26,432
Refund liabilities	6,635	6,491
Provisions	2,321	546
Deferred tax liabilities	3,952	4,162
Other non-current liabilities	28	46
Current liabilities	150,481	114,580
Borrowings	58,833	20,852
Trade payables and accruals	30,118	35,522
Income tax liability	290	1,742
Tax and Employee-related liabilities	18,700	19,458
Lease liabilities	2,674	2,508
Contract liabilities	423	3,010
Refund liabilities	21,338	19,650
Provisions	10,572	6,686
Other current liabilities	7,531	5,152
TOTAL LIABILITIES	297,752	318,779
TOTAL EQUITY AND LIABILITIES	448,229	500,032

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Unaudited interim condensed consolidated financial statements as at September 30, 2025
Valneva SE

III.	Unaudited Interim Condensed Consolidated Statement of Cash Flows

	Nine months ended September 30,
in € thousand	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period	(65,173)	24,740
Gain from sale of Priority Review Voucher, net	—	(90,833)
Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	36,111	25,672
Changes in non-current operating assets and liabilities	1,167	311
Changes in working capital	1,577	(35,075)
Cash used in operations	(26,317)	(75,186)
Income tax paid	(2,070)	(1,558)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	(28,386)	(76,744)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(3,335)	(10,006)
Proceeds from sale of property, plant and equipment	78	165
Purchases of intangible assets	(61)	(10,079)
Proceeds from sale of Priority Review Voucher	—	90,833
Interest received	1,873	1,316
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	(1,445)	72,228

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	26,248	57,460
Proceeds from borrowings, net of transaction costs	—	(944)
Repayment of borrowings	(1,419)	(3,723)
Payment of lease liabilities	(2,040)	(2,788)
Interest paid [1]	(14,046)	(14,733)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES	8,743	35,272

NET CHANGE IN CASH AND CASH EQUIVALENTS	(21,089)	30,757
Cash and cash equivalents at beginning of the year	168,271	126,080
Exchange gains/(losses) on cash	(3,719)	(502)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	143,462	156,335
(1) Cash flows relating to the interest on the lease liabilities amounted to €0.6 million as at September 30, 2025 (September 30, 2024: €0.6 million)

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Unaudited interim condensed consolidated financial statements as at September 30, 2025
Valneva SE

IV.	Unaudited Interim Condensed Consolidated Statement of Changes in Equity

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2025	24,378	647,600	73,203	(551,682)	(12,247)	181,253
Total comprehensive income/(loss)	—	—	744	—	(65,173)	(64,429)
Income appropriation	—	—	—	(12,247)	12,247	—
Share-based compensation expense:
Value of services	—	—	7,433	—	—	7,433
Exercises	—	—	—	—	—	—
Capital Increase	1,400	26,035	—	—	—	27,435
Cost of equity transaction, net of tax	—	(1,215)	—	—	—	(1,215)
BALANCE AS AT SEPTEMBER 30, 2025	25,778	672,420	81,380	(563,928)	(65,173)	150,477

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024	20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)	—	—	602	—	24,740	25,342
Income appropriation	—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	—	—	6,740	—	—	6,740
Exercises	55	(55)	—	—	—	—
Capital Increase	3,450	57,730	—	—	—	61,180
Cost of equity transaction, net of tax	—	(4,039)	—	—	—	(4,039)
BALANCE AS AT SEPTEMBER 30, 2024	24,342	647,640	72,430	(551,682)	24,740	217,469

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